Largo Resources Ltd.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2021 and 2020

(Expressed in thousands / 000's of U.S. dollars)

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Financial Position

		As at
		June 30,	December 31,
	Notes	2021	2020
Assets
Current Assets
Cash		$80,669	$79,145
Restricted cash		146	-
Amounts receivable	4	25,689	19,097
Inventory	5	40,458	35,337
Prepaid expenses		5,306	3,718
Total Current Assets		152,268	137,297
Non-current Assets
Deferred income tax	14(b)	3,622	7,178
Other intangible assets	6	4,148	4,366
Mine properties, plant and equipment	7	158,238	148,965
Total Non-current Assets		166,008	160,509
Total Assets		$318,276	$297,806
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	$18,447	$15,968
Deferred revenue		5,510	3,223
Current portion of lease liability	8	509	-
Current portion of provisions		383	368
Debt	10	15,000	24,788
Total Current Liabilities		39,849	44,347
Non-current Liabilities
Lease liability	8	2,233	-
Provisions		6,026	6,295
Total Non-current Liabilities		8,259	6,295
Total Liabilities		48,108	50,642
Equity
Issued capital	11	415,274	406,214
Equity reserves	12	16,422	21,291
Accumulated other comprehensive loss		(102,219)	(108,438)
Deficit		(59,309)	(71,903)
Total Equity		270,168	247,164
Total Liabilities and Equity		$318,276	$297,806

Commitments and contingencies	7, 17

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2021	2020	2021	2020
Revenues	19	$54,292	$8,350	$94,093	$50,259
Other gains (losses)		-	1,998	-	1,636
		54,292	10,348	94,093	51,895
Expenses
Operating costs	20	(34,966)	(9,561)	(63,138)	(35,809)
Professional, consulting and management fees		(4,424)	(1,240)	(8,053)	(2,932)
Foreign exchange gain (loss)		3,113	(3,700)	1,357	(12,193)
Other general and administrative expenses		(2,294)	(787)	(3,271)	(1,659)
Share-based payments		(1,032)	(365)	(1,404)	(779)
Finance costs	12	(132)	(476)	(423)	(602)
Interest income	20	110	296	164	956
Exploration and evaluation costs		(487)	(48)	(698)	(529)
		(40,112)	(15,881)	(75,466)	(53,547)

Net income (loss) before tax		$14,180	$(5,533)	$18,627	$(1,652)
Income tax expense	14(a)	(2,138)	-	(2,459)	-
Deferred income tax expense	14(a)	(3,597)	(1,479)	(3,579)	(1,017)
Net income (loss)		$8,445	$(7,012)	$12,589	$(2,669)
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		17,746	(3,314)	6,219	(48,013)
Comprehensive income (loss)		$26,191	$(10,326)	$18,808	$(50,682)
Basic earnings (loss) per Common Share	13	$0.13	$(0.12)	$0.20	$(0.05)
Diluted earnings (loss) per Common Share	13	$0.13	$(0.12)	$0.20	$(0.05)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	13	64,574	56,312	63,381	56,193
- Diluted	13	65,703	56,312	64,470	56,193

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares

Condensed Interim Consolidated Statements of Changes in Equity

		Issued	Equity	Accumulated Other		Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	Equity
Balance at December 31, 2019	55,453	$396,026	$21,448	$(66,501)	$(78,870)	$272,103
Grant of stock options and restricted share units	-	-	576	-	-	576
Share-based payments	-	-	203	-	-	203
Exercise of warrants	824	1,648	(351)	-	-	1,297
Exercise of stock options	81	626	(209)	-	-	417
Exercise of restricted share units	20	465	(465)	-	-	-
Expiry of warrants	-	-	(159)	-	159	-
Expiry of stock options	-	-	(47)	-	47	-
Currency translation adjustment	-	-	-	(48,013)	-	(48,013)
Net loss for the period	-	-	-	-	(2,669)	(2,669)
Balance at June 30, 2020	56,378	$398,765	$20,996	$(114,514)	$(81,333)	$223,914
Grant of stock options and restricted share units	-	-	604	-	-	604
Share-based payments	-	-	255	-	-	255
Exercise of warrants	2,129	4,488	(1,969)	-	-	2,519
Exercise of stock options	-	-	-	-	-	-
Exercise of restricted share units	20	718	(718)	-	-	-
Purchase consideration (note 6)	252	2,243	2,123	-	-	4,366
Currency translation adjustment	-	-	-	6,076	-	6,076
Net income for the period	-	-	-	-	9,430	9,430
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$247,164
Grant of stock options and restricted share units	-	-	848	-	-	848
Share-based payments	-	-	556	-	-	556
Exercise of warrants	5,702	7,641	(5,219)	-	-	2,422
Exercise of stock options	97	624	(254)	-	-	370
Exercise of restricted share units	65	795	(795)	-	-	-
Expiry of warrants	-	-	(5)	-	5	-
Currency translation adjustment	-	-	-	6,219	-	6,219
Net income for the period	-	-	-	-	12,589	12,589
Balance at June 30, 2021	64,643	$415,274	$16,422	$(102,219)	$(59,309)	$270,168

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2021	2020	2021	2020
Operating Activities
Net income (loss) for the period		$8,445	$(7,012)	$12,589	$(2,669)
Adjustment for Non-cash Items
Other (gains) losses		-	(1,998)	-	(1,636)
Depreciation		5,892	2,044	11,259	8,499
Share-based payments	12	1,032	365	1,404	779
Unrealized foreign exchange (gain) loss		(4,032)	5,970	(1,724)	(5,930)
Finance costs	20	132	476	423	602
Interest income		(110)	(296)	(164)	(956)
Income tax expense	14(a)	2,138	-	2,459	-
Deferred income tax expense	14(a)	3,597	1,479	3,579	1,017
Income tax paid		(879)	-	(879)	-
Cash Provided (Used) Before Working
Capital Items		16,215	1,028	28,946	(294)
Change in amounts receivable		(2,925)	(4,544)	(6,074)	(5,458)
Change in inventory		(1,347)	(15,931)	(4,239)	(13,988)
Change in vanadium products		-	5,907	-	5,036
Change in prepaid expenses		(1,178)	(740)	(1,481)	(888)
Change in accounts payable and accrued liabilities		3,996	(51,401)	1,399	(51,071)
Change in deferred revenue		4,366	2,032	2,287	2,032
Net Cash Provided by (Used in) Operating Activities		19,127	(63,649)	20,838	(64,631)
Financing Activities
Receipt of debt	10	15,000	-	15,000	24,788
Repayment of debt	10	-	-	(24,788)	-
Interest received		110	360	164	939
Change in restricted cash		-	-	(146)	76
Issuance of common shares	12	332	417	2,792	1,714
Net Cash Provided by (Used in) Financing Activities		15,442	777	(6,978)	27,517
Investing Activities
Mine properties, plant and equipment		(5,194)	(5,221)	(14,269)	(8,601)
Net Cash Used in Investing Activities		(5,194)	(5,221)	(14,269)	(8,601)
Effect of foreign exchange on cash		2,601	1,014	1,933	(3,569)
Net Change in Cash		31,976	(67,079)	1,524	(49,284)
Cash position - beginning of the period		48,693	145,294	79,145	127,499
Cash Position - end of the period		$80,669	$78,215	$80,669	$78,215

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

The Company is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The Company is in the process of vertically integrating its vanadium production operations with its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 9, 2021.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2020 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 4(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2020. There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2021.

COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company's operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company's operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 5

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2020.

4) Amounts receivable

	June 30,	December 31,
	2021	2020
Trade receivables	$21,951	$13,749
Current taxes recoverable - Brazil	3,543	5,214
Current taxes recoverable - Other	102	92
Other receivables	93	42
Total	$25,689	$19,097

5) Inventory

	June 30,	December 31,
	2021	2020
Finished products	$27,762	$25,087
Work-in-process	878	775
Stockpiles	2,114	997
Warehouse materials	9,704	8,478
Total	$40,458	$35,337

During the three and six months ended June 30, 2021, the Company recognized a net realizable value write- down of nil and $2 for finished products (three and six months ended June 30, 2020 - $1,176 and $1,176) and $nil and $nil for warehouse materials (three and six months ended June 30, 2020 - $125 and $125). At June 30, 2021, the net realizable value write-down was $2 for finished products and $nil for warehouse materials (note 20) (December 31, 2020 - $3 and $174). As inventory is sold, previously recorded net realizable value write- downs are reclassified from inventory write-down to direct mine and mill costs or product acquisition costs as appropriate (note 20).

6) Other intangible assets

During the year ended December 31, 2020, the Company acquired certain patent families (the "intellectual property") out of an assignment for the benefit of creditors under Massachusetts, U.S.A., law. The acquisition was completed through an asset purchase agreement, with the Company issuing 252 common shares and 362 common share purchase warrants as consideration. The transaction closed on December 7, 2020, with the common shares valued at $2,243 (note 11) and the common share purchase warrants valued at $2,123 ( note 12) for a total consideration of $4,366.

At June 30, 2021, the remaining estimated useful life is 9.5 years (December 31, 2020 - 10 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 6

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Total
Cost
Balance at December 31, 2019	$-	$-
Additions	4,366	4,366
Balance at December 31, 2020	$4,366	$4,366
Additions	-	-
Balance at June 30, 2021	$4,366	$4,366
Accumulated Depreciation
Balance at December 31, 2019	$-	$-
Depreciation	-	-
Balance at December 31, 2020	$-	$-
Depreciation	218	218
Balance at June 30, 2021	$218	$218
Net Book Value
At December 31, 2020	$4,366	$4,366
At June 30, 2021	$4,148	$4,148

7) Mine properties, plant and equipment

At June 30, 2021 and December 31, 2020, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company's mine properties, plant and equipment at June 30, 2021 by geographic location is: Brazil − $138,058 (December 31, 2020 − $131,240); Canada − $17,142 (December 31, 2020 − $17,725) and U.S. − $3,038 (December 31, 2020 − $nil).

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total

Cost
Balance at December 31, 2019	$980	$336	$100,860	$185,861	$9,096	$297,133
Additions	115	-	9,049	2,421	8,174	19,759
Reclassifications	-	-	-	8,323	(8,323)	-
Effects of changes in foreign
exchange rates	(176)	(75)	(18,465)	(42,862)	(639)	(62,217)
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	277	-	3,410	3,760	7,477	14,924
Reclassifications	-	-	-	1,052	(1,052)	-
Effects of changes in foreign
exchange rates	30	10	2,848	6,136	848	9,872
Balance at June 30, 2021	$1,226	$271	$97,702	$164,691	$15,581	$279,471

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 7

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2019	$523	$336	$25,728	$80,052	$-	$106,639
Depreciation	89	-	5,939	16,136	-	22,164
Effects of changes in foreign exchange rates	(89)	(75)	(4,727)	(18,202)	-	(23,093)
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	59	-	3,422	7,447	-	10,928
Effects of changes in foreign exchange rates	21	10	963	3,601	-	4,595
Balance at June 30, 2021	$603	$271	$31,325	$89,034	$-	$121,233
Net Book Value
At December 31, 2020	$396	$-	$64,504	$75,757	$8,308	$148,965
At June 30, 2021	$623	$-	$66,377	$75,657	$15,581	$158,238

Buildings, plant and equipment includes a right-of-use asset as disclosed in note 8.

8) Leases

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Recognized in the condensed interim consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 20)	$20	$-	$20	$-
Variable lease payments not included in the measurement of lease liabilities	$1,936	$-	$1,936	$-
Expenses relating to short-term leases	$1,530	$2,810	$4,409	$6,017

Recognized in the condensed interim consolidated statements of cash flows:
Total cash outflow for leases	$2,307	$2,624	$5,887	$5,597

During the six months ended June 30, 2021, the Company entered into an agreement with a new mining contractor. This contract, which began on May 1, 2021 and runs until April 30, 2025, was assessed to contain a lease in accordance with IFRS 16, Leases. The contractual payments are variable in that they are directly linked to operational volumes and distances. Accordingly, these payments were excluded from the measurement of the lease liability and the right-of-use asset, with no resulting lease liability or right-of-use asset. The variable lease payments are recognized in operating costs (note 20) in the condensed interim consolidated statements of income (loss) and comprehensive income (loss).

At June 30, 2021, the Company had one right-of-use asset and liability (December 31, 2020 − no right-of-use assets or liabilities).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 8

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Right-of-use assets

Mine properties, plant and equipment (note 7) includes a leased building recognized as a right-of-use asset.

	Buildings	Total
Cost
Balance at December 31, 2020	$-	$-
Additions	2,723	2,723
Balance at June 30, 2021	$2,723	$2,723
Accumulated Depreciation
Balance at December 31, 2020	$-	$-
Depreciation	128	128
Balance at June 30, 2021	$128	$128
Net Book Value
At December 31, 2020	$-	$-
At June 30, 2021	$2,595	$2,595

Lease liabilities

June 30,
2021
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$509
One to five years	2,398
More than five years	53
Total undiscounted lease liabilities	$2,960
Lease liabilities included in the condensed interim consolidated statements of financial position:
Current	$509
Non-current	$2,233

9) Accounts payable and accrued liabilities

	June 30,	December 31,
	2021	2020
Accounts payable	12,633	12,289
Accrued liabilities	2,892	2,572
Accrued financial costs	38	806
Other taxes	2,884	301
Total	$18,447	$15,968

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 9

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

10) Debt

	June 30,	December 31,
	2021	2020
Total debt	$15,000	$24,788

		Cash flows		Non-cash
				Foreign
	December 31,			exchange	June 30,
	2020	Proceeds	Repayment	movement	2021
Total debt	$24,788	$15,000	$(24,788)	$-	$15,000
Total liabilities from financing activities	$24,788	$15,000	$(24,788)	$-	$15,000

		Cash flows	Non-cash
			Foreign
	December 31,		exchange	December 31,
	2019	Proceeds	movement	2020
Total debt	$-	$24,788	$-	$24,788
Total liabilities from financing activities	$-	$24,788	$-	$24,788

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020.

Between January 29, 2021 and February 3, 2021, the Company completed the settlement of these outstanding credit facilities through the repayment in full of the outstanding principal amounts of $13,000 and $11,788.

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in one year, together with accrued interest at a rate of 1.78% per annum.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 10

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Issued

	Six months ended		Year ended
	June 30, 2021		December 31, 2020
	Number of	Stated	Number of	Stated
	Shares	Value	Shares	Value
Balance, beginning of the period	58,779	$406,214	55,453	$396,026
Exercise of warrants (note 12)	5,702	7,641	2,953	6,136
Exercise of stock options (note 12)	97	624	81	626
Exercise of restricted share units (note 12)	65	795	40	1,183
Purchase consideration (note 6)	-	-	252	2,243
Balance, end of the period	64,643	$415,274	58,779	$406,214

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the unaudited condensed interim consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

12) Equity reserves

Under the Company's incentive share compensation plan, the Company has issued options and restricted share units ("RSUs") approximating 1.35% of its issued and outstanding capital at June 30, 2021.

	RSUs		Options			Warrants
				Weighted			Weighted
				average			average
				exercise			exercise		Total
	Number	Value	Number	price	Value	Number	price	Value	value
December 31, 2019	81	$1,617	315	C$ 9.56	$2,720	10,810	C$ 4.24	$17,111	$21,448
Share-based payments	-	458	-	-	-	-	-	-	458
Granted	191	441	383	6.70	774	362	13.00	2,123	3,338
Exercised	(40)	(1,183)	(81)	(7.00)	(209)	(2,679)	(3.33)	(2,320)	(3,712)
Expired	-	-	(20)	(4.55)	(47)	(127)	(6.50)	(159)	(206)
Forfeited	(6)	(4)	(9)	(6.70)	(31)	-	-	-	(35)
December 31, 2020	226	$1,329	588	C$ 8.27	$3,207	8,366	C$ 4.88	$16,755	$21,291
Share-based payments	-	339	-	-	238	-	-	-	577
Granted	76	157	166	18.69	691	-	-	-	848
Exercised	(78)	(795)	(97)	(4.72)	(254)	(6,506)	(2.91)	(5,219)	(6,268)
Expired	-	-	-	-	-	(7)	(2.90)	(5)	(5)
Forfeited	(3)	(13)	(2)	(6.70)	(8)	-	-	-	(21)
June 30, 2021	221	$1,017	655	C$ 11.45	$3,874	1,853	C$ 11.79	$11,531	$16,422

During the three and six months ended June 30, 2021, the Company recognized a share-based payment expense related to the grant and vesting of stock options and RSUs of $1,032 and $1,404 (three and six months ended June 30, 2020 - $365 and $779) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 11

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the six months ended June 30, 2021, 5,702 warrants were exercised resulting in proceeds to the Company of $2,422, with 804 warrants surrendered as part of cashless exercises. In addition, 97 stock options were exercised resulting in proceeds to the Company of $370.

During the year ended December 31, 2020, 2,400 warrants were exercised resulting in proceeds to the Company of $3,816, with a further 279 warrants surrendered as part of cashless exercises. 553 shares were issued in connection with a warrant exercise in 2019. In addition, 81 stock options were exercised resulting in proceeds to the Company of $417.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company's traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

a) RSUs

During the six months ended June 30, 2021, the Company granted 76 RSUs in two separate grants to officers and employees of the Company and three RSUs were forfeited. These RSUs vest over time, with one-third of the first grant vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024, and one-third of the second grant vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

During the year ended December 31, 2020, the Company granted 191 RSUs to officers and employees of the Company and six RSUs were forfeited. These RSUs vest over time, with one-third of a grant of 180 RSUs vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023, and one-third of a grant of 11 RSUs vesting during each of the three month periods ending September 30, 2021, September 30, 2022 and September 30, 2023. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b) Stock options

			Weighted	Weighted	Weighted
			average	average	average
	No.	No.	remaining	exercise	grant date
Range of prices	outstanding	exercisable	life (years)	price	share price
C$ 4.55 - 10.00	428	230	3.2	C$ 6.38	C$ 6.38
15.01 - 20.00	166	52	4.8	18.69	18.69
20.01 - 25.00	29	29	2.1	24.00	24.00
30.01 - 30.40	32	32	2.5	30.40	30.40
	655	343		C$ 11.45

During the six months ended June 30, 2021, the Company granted 166 (year ended December 31, 2020 - 383) stock options in two separate grants to its directors, officers, employees and consultants with a weighted average exercise price of C$18.69. The options vest over time, with one-third of the first grant vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024. For the second grant, 52 stock options vested immediately and the remainder vest over time, with one-third vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024.

The estimated weighted average grant date fair value of the stock options in the first grant was C$11.92 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.92%, expected life in years - 5, expected volatility - 83.7%, expected dividends - 0% and expected forfeiture rate - 0%. The estimated weighted average grant date fair value of the stock options in the second grant was C$12.58 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.95%, expected life in years - 5, expected volatility - 81.1%, expected dividends - 0% and expected forfeiture rate - 0%.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 12

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the year ended December 31, 2020, the Company granted 383 stock options to its directors, officers, employees and consultants with a weighted average exercise price of C$6.70. 75 of the stock options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the stock options was C$4.80 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.74%, expected life in years - 5, expected volatility - 93.7%, expected dividends - 0% and expected forfeiture rate - 0%.

The remaining weighted average contractual life of options outstanding at June 30, 2021 was 3.5 years (December 31, 2020 - 3.2 years).

c) Warrants and broker warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
349	349	12/01/17	12/01/22	C$ 11.50	93%	5.00	0%	2%
1,142	1,142	12/13/17	12/13/22	C$ 11.50	93%	5.00	0%	2%
362	362	12/07/20	12/08/25	C$ 13.00	88%	5.00	0%	0%
1,853	1,853			C$ 11.79

13) Earnings (loss) per share

The weighted average number of basic and diluted shares outstanding for all periods presented in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021.

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 141 and 141 for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - 11,228 and 11,228).

14) Taxes

a) Tax expense

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Income tax expense	$(2,138)	$-	$(2,459)	$-
Deferred income tax expense	(3,597)	(1,479)	(3,579)	(1,017)
Total	$(5,735)	$(1,479)	$(6,038)	$(1,017)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 13

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Changes in deferred tax assets and liabilities

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
Net deferred income tax asset, beginning of the period	$7,178	$10,571
Deferred income tax expense	(3,579)	(823)
Effect of foreign exchange	23	(2,570)
Net deferred income tax asset, end of the period	$3,622	$7,178

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

During the three and six months ended June 30, 2021, nil and 4,650 shares were issued to funds managed by Arias Resource Capital Management LP (the "ARC Funds") in connection with the exercise of warrants (note 12).

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Short-term benefits	$690	$260	$2,174	$1,435
Share-based payments	915	263	1,173	629
Total	$1,605	$523	$3,347	$2,064

Refer to note 17 for additional commitments with management.

16) Segmented disclosure

The Company has four operating segments: sales & trading, mine properties, corporate and exploration and evaluation properties ("E&E properties"). Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

The Company recognized revenues from customers of $54,292 and $94,093 in the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $8,350 and $50,259). Of the total revenues from customers, $44,030 and $78,791 in the three and six months ended June 30, 2021 is related to the Sales & trading segment (three and six months ended June 30, 2020 - $2,447 and $2,447), $8,954 and $13,744 in the three and six months ended June 30, 2021 is related to the Mine properties segment (three and six months ended June 30, 2020 - $5,903 and $47,812) and $1,308 and $1,558 is related to the Corporate segment (three and six months ended June 30, 2020 - $nil and $nil) (after the elimination of inter-segment transactions). In the three and six months ended June 30, 2021, the Company's revenues are from transactions with multiple customers, including two customers who each represented more than 10% of revenues during that period. In the three and six months ended June 30, 2020, predominantly all of the Company's revenues are from transactions with a single customer.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 14

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Inter-segment
	Sales &	Mine		E&E	transactions &
	trading	properties	Corporate	properties	other activities		Total
Three months ended
June 30, 2021
Revenues	$45,338	$45,462	$38,089	$-	$(74,597	) [1]	$54,292
Operating costs	(38,154)	(30,224)	(36,769)	-	70,181	[1]	(34,966)
Professional, consulting and management fees	(393)	(949)	(1,931)	-	(1,151	) [2]	(4,424)
Foreign exchange (loss) gain	(41)	2,810	343	-	1		3,113
Other general and administrative expenses	(108)	(544)	(904)	-	(738	) [2]	(2,294)
Share-based payments	-	-	(1,032)	-	-		(1,032)
Finance costs	(10)	(97)	(2)	-	(23	) [2]	(132)
Interest income	-	75	35	-	-		110
Exploration and evaluation costs	-	(485)	-	(2)	-		(487)
	(38,706)	(29,414)	(40,260)	(2)	68,270		(40,112)
Net income (loss) before tax	6,632	16,048	(2,171)	(2)	(6,327)		14,180
Income tax expense	(836)	(1,302)	-	-	-		(2,138)
Deferred income tax expense	-	(3,291)	(306)	-	-		(3,597)
Net income (loss)	5,796	11,455	(2,477)	(2)	(6,327)		8,445
At June 30, 2021
Total non-current assets	7	139,887	18,799	-	7,315	[2]	166,008
Total assets	54,021	217,948	88,305	562	(42,560	) [3]	318,276
Total liabilities	36,645	36,758	17,392	-	(42,687	) [4]	48,108

1. Elimination of inter-segment transactions.

2. Amounts relating to Largo Clean Energy Corp., which is not an operating segment.

3. Inter-segment transaction elimination of $54,357 partially offset by Largo Clean Energy Corp. total assets of $11,797.

4. Inter-segment transaction elimination of $46,009 partially offset by Largo Clean Energy Corp. total liabilities of $3,322.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 15

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Inter-segment
	Sales &	Mine		E&E	transactions &
	trading	properties	Corporate	properties	other activities	Total
Three months ended
June 30, 2020
Revenues	$2,447	$18,116	$12,397	$-	$(24,610)	$8,350
Other gains (losses)	1,636	-	362	-	-	1,998
	4,083	18,116	12,759	-	(24,610)	10,348
Operating costs	(5,378)	(13,062)	(12,213)	-	21,092	(9,561)
Professional, consulting and management fees	(516)	(435)	(289)	-	-	(1,240)
Foreign exchange (loss) gain	5	(2,095)	(1,610)	-	-	(3,700)
Other general and administrative expenses	(341)	(528)	82	-	-	(787)
Share-based payments	-	-	(365)	-	-	(365)
Finance costs	(7)	(473)	4	-	-	(476)
Interest income	-	217	79	-	-	296
Exploration and evaluation costs	-	(47)	-	(1)	-	(48)
	(6,237)	(16,423)	(14,312)	(1)	21,092	(15,881)
Net income (loss) before tax	(2,154)	1,693	(1,553)	(1)	(3,518)	(5,533)
Income tax expense	-	-	-	-	-	-
Deferred income tax expense	-	(1,479)	-	-	-	(1,479)
Net income (loss)	$(2,154)	$214	$(1,553)	$(1)	$(3,518)	$(7,012)
At December 31, 2020
Total non-current assets	$9	$136,082	$20,052	$-	$4,366[2]	$160,509
Total assets	$49,010	$213,619	$106,779	$25	$(71,627)[3]	$297,806
Total liabilities	$41,968	$45,320	$34,352	$-	$(70,998)[1]	$50,642

1. Elimination of inter-segment transactions.

2. Amounts relating to Largo Clean Energy Corp., which is not an operating segment.

3. Inter-segment transaction elimination of $76,498 partially offset by Largo Clean Energy Corp. total assets of $4,871.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 16

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Inter-segment
	Sales &	Mine		E&E	transactions &
	trading	properties	Corporate	properties	other activities	Total
Six months ended
June 30, 2021
Revenues	$80,338	$69,946	$59,094	$-	$(115,285)[1]	$94,093
Operating costs	(68,146)	(50,719)	(56,710)	-	112,437 [1]	(63,138)
Professional, consulting and management fees	(759)	(1,979)	(3,345)	-	(1,970) [2]	(8,053)
Foreign exchange (loss) gain	(64)	899	522	-	-	1,357
Other general and administrative expenses	(181)	(767)	(1,302)	-	(1,021) [2]	(3,271)
Share-based payments	-	-	(1,404)	-	-	(1,404)
Finance costs	(16)	(379)	(5)	-	(23) [2]	(423)
Interest income	-	99	65	-	-	164
Exploration and evaluation costs	-	(694)	-	(4)	-	(698)
	(69,166)	(53,540)	(62,179)	(4)	109,423	(75,466)
Net income (loss) before tax	11,172	16,406	(3,085)	(4)	(5,862)	18,627
Income tax expense	(836)	(1,623)	-	-	-	(2,459)
Deferred income tax expense	-	(3,038)	(541)	-	-	(3,579)
Net income (loss)	$10,336	$11,745	$(3,626)	$(4)	$(5,862)	$12,589

1. Elimination of inter-segment transactions.

2. Amounts relating to Largo Clean Energy Corp., which is not an operating segment.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 17

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Inter-segment
	Sales &	Mine		E&E	transactions &
	trading	properties	Corporate	properties	other activities	Total
Six months ended
June 30, 2020
Revenues	$2,447	$60,025	$12,397	$-	$(24,610)	$50,259
Other gains (losses)	1,636	-	-	-	-	1,636
	4,083	60,025	12,397	-	(24,610)	51,895
Operating costs	(5,378)	(39,310)	(12,213)	-	21,092	(35,809)
Professional, consulting and management fees	(516)	(1,270)	(1,146)	-	-	(2,932)
Foreign exchange (loss) gain	5	(18,016)	5,818	-	-	(12,193)
Other general and administrative expenses	(341)	(765)	(553)	-	-	(1,659)
Share-based payments	-	-	(779)	-	-	(779)
Finance costs	(7)	(591)	(4)	-	-	(602)
Interest income	-	491	465	-	-	956
Exploration and evaluation costs	-	(469)	-	(60)	-	(529)
	(6,237)	(59,930)	(8,412)	(60)	21,092	(53,547)
Net income (loss) before tax	(2,154)	95	3,985	(60)	(3,518)	(1,652)
Income tax expense	-	-	-	-	-	-
Deferred income tax expense	-	(1,017)	-	-	-	(1,017)
Net income (loss)	$(2,154)	$(922)	$3,985	$(60)	$(3,518)	$(2,669)

1. Elimination of inter-segment transactions.

2. Amounts relating to Largo Clean Energy Corp., which is not an operating segment.

17) Commitments and contingencies

At June 30, 2021, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,622 and all payable within one year. These contracts also require that additional payments of up to approximately $3,933 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2021 has been committed.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 18

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between October 31, 2021 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $466, including $214 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $8, all due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2021 of $7,658.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At June 30, 2021 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,979), with a counterclaim filed by Vanádio for R$10,700 ($2,139). A provision of R$1,281 ($256) has been recognized at June 30, 2021 for the probable loss (December 31, 2020 - R$1,281 ($247)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($780) (December 31, 2020 - R$3,900 ($750)) has been claimed against two of the Company's subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2020 for such proceedings in an amount of R$3,538 ($681). At June 30, 2021, the provision recognized was R$3,190 ($638). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

18) Financial instruments

Financial assets and financial liabilities at June 30, 2021 and December 31, 2020 were as follows:

	June 30,	December 31,
	2021	2020
Cash	$80,669	$79,145
Restricted cash	146	-
Trade and other receivables	22,044	13,791
Accounts payable and accrued liabilities	18,447	15,968
Debt	15,000	24,788

Refer to the liquidity risk discussion below regarding liabilities and refer to note 8 for lease liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 19

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, other trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2020. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $21,951, $9,883 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. These customers are AAA rated companies in Brazil. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At June 30, 2021, no amounts are past due and in the six months ended June 30, 2021, the Company has not experienced any credit losses. At June 30, 2021, the loss allowance for trade receivables was determined to be $46 (December 31, 2020 - $51) and the movement is recognized as a component of finance costs (note 20). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2021 for its financial liabilities with agreed repayment periods. Refer to note 8 for lease liabilities.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$18,447	$-	$-	$-
Debt (note 10)	-	15,000	-	-
Total	$18,447	$15,000	$-	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $80,669 (December 31, 2020 - $79,145).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 20

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At June 30, 2021, the Company had no debt and does not have any exposure to floating interest rates.

Foreign currency risk

At June 30, 2021, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2020 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At June 30, 2021 the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at June 30, 2021 by approximately $881. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $359.

Price risk

The Company does not have any financial instruments with significant exposure to price risk. Following the recognition of trade receivables on the recognition of revenue, there is no significant remeasurement related to price risk. Previously, the Company's only financial instrument that was susceptible to price risk was its trade receivables / payables with its former off-take partner, which could vary with the market price of vanadium for products sold that had not yet had the final selling price determined in accordance with the off-take agreement in force at the time of sale. At June 30, 2021 all amounts had the final selling price determined.

19) Revenues

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Vanadium sales from contracts with customers	$54,292	$10,823	$94,093	$51,020
Re-measurement of trade receivables / payables	-	(2,473)	-	(761)
Total	$54,292	$8,350	$94,093	$50,259

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 21

Largo Resources Ltd.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

20) Expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Operating costs:
Direct mine and production costs	$19,599	$2,180	$35,143	$19,674
Conversion costs	2,394	-	4,623	-
Product acquisition costs	3,669	2,444	6,177	2,444
Royalties	2,411	1,290	3,881	3,597
Distribution costs	1,339	312	2,508	312
Inventory write-down	-	1,301	2	1,301
Depreciation and amortization	5,638	2,034	10,888	8,481
Margin on iron ore sales	(84)	-	(84)	-
	$34,966	$9,561	$63,138	$35,809
Finance costs:
Interest expense	$79	$444	$339	$530
Interest on lease liabilities (note 8)	20	-	20	-
Accretion	37	32	69	72
Loss allowance for trade receivables	(4)		(5)	-
	$132	$476	$423	$602

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020 22